UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PORTUGAL TELECOM, SGPS S.A.

(Name of Issuer)

Ordinary Shares, nominal value €0.03 each

(Title of Class of Securities)

737273102

(CUSIP Number)

RS HOLDING, SGPS, S.A.

Rua Victor Cordon, 19

1200 – 482 Lisbon

Portugal

Attention:  Ricardo Santos Ferreira

            Vera Ulrich Garnel

+351 21 043-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 737273102

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) RS Holding, SGPS, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90,099,969 Ordinary Shares*

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 90,099,969 Ordinary Shares*

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,099,969 Ordinary Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 10.05% of Ordinary Shares

14.	Type of Reporting Person HC

* Represents the 90,099,969 Ordinary Shares held by Nivalis Holdings B.V.

Schedule 13D

CUSIP No. 737273102

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Ongoing Strategy Investments, SGPS S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90,099,969 Ordinary Shares*

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 90,099,969 Ordinary Shares*

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,099,969 Ordinary Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 10.05% of Ordinary Shares

14.	Type of Reporting Person HC

* Represents the 90,099,969 Ordinary Shares held by Nivalis Holdings B.V.

Schedule 13D

CUSIP No. 737273102

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Insight Strategic Investments, SGPS, S.A.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90,099,969 Ordinary Shares*

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 90,099,969 Ordinary Shares*

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,099,969 Ordinary Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 10.05% of Ordinary Shares

14.	Type of Reporting Person HC

* Represents the 90,099,969 Ordinary Shares held by Nivalis Holding B.V.

Schedule 13D

CUSIP No. 737273102

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Nivalis Holding B.V.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90,099,969 Ordinary Shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 90,099,969 Ordinary Shares

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,099,969 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 10.05% of Ordinary Shares

14.	Type of Reporting Person HC

Schedule 13D

CUSIP No. 737273102

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Isabel Maria Alves Rocha dos Santos

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90,099,969 Ordinary Shares*

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 90,099,969 Ordinary Shares*

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,099,969 Ordinary Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 10.05% of Ordinary Shares

14.	Type of Reporting Person IN

* Represents the 90,099,969 Ordinary Shares held by Nivalis Holding B.V.

Schedule 13D

CUSIP No. 737273102

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Nuno Rocha dos Santos de Almeida e Vasconcellos

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portuguese Republic

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,190 Ordinary Shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 11,190 Ordinary Shares

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,190 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.001% of Ordinary Shares

14.	Type of Reporting Person IN

Schedule 13D

Preliminary Statement

This Amendment No. 1 (this “Amendment”) amends and restates in its entirety the Statement on Schedule 13D filed on April 4, 2007 (the “Original Schedule 13D”), by Ongoing Strategy Investments, SGPS S.A. (“Ongoing”) and Mrs. Isabel Maria Alves Rocha dos Santos (“Mrs. Rocha dos Santos”).

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Amendment, RS Holding, SGPS, S.A. (“RS Holding”), Ongoing, Insight Strategic Investments, SGPS, S.A. (“Insight”), Nivalis Holding B.V. (“Nivalis” and, together with RS Holding, Insight and Ongoing, the “Reporting Entities”), Mrs. Rocha dos Santos and Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos (“Mr. Rocha dos Santos de Almeida e Vasconcellos” and, together with the Reporting Entities and Mrs. Rocha dos Santos, the “Reporting Persons”) have agreed to file one statement with respect to their ownership of ordinary shares, nominal value €0.03 each (the “Shares”), of Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or the “Issuer”).

On October 1, 2013, Portugal Telecom entered into a Memorandum of Understanding (“MOU”) with Oi S.A. (“Oi”), AG Telecom Participações S.A. (“AG Telecom”), LF Tel. S.A. (“LF Tel”), PASA Participações S.A. (“PASA”), EDSP75 Participações S.A. (“EDSP75”), Bratel Brasil S.A. (“Bratel” and, together with AG Telecom, LF Tel, PASA, EDSP75 and Telemar Participações S.A. (“TelPart”), the “Oi Holding Companies”), Avistar, SGPS, S.A., a shareholder of Portugal Telecom and an affiliate of Banco Espírito Santo, S.A. (“BES”), and Nivalis Holding B.V., a shareholder of Portugal Telecom and an affiliate of RS Holding, SGPS, S.A. (“Nivalis”), with respect to a proposed combination (the “Business Combination”) of the businesses of Portugal Telecom, Oi and the Oi Holding Companies into a single entity, whether TelPart or a new entity to be created for this purpose (in either case, “CorpCo”).  Portugal Telecom and Oi announced the Business Combination on October 2, 2013.  Pursuant to the Business Combination, among other things, Oi is expected to become the owner of the PT Assets (as defined in Item 4 below) and a wholly owned subsidiary of CorpCo, and Portugal Telecom is expected to merge with and into CorpCo with CorpCo as the surviving company.  See Items 4, 6 and 7 below.

The Reporting Persons are filing this Amendment No. 1 to revise information previously reported in light of the proposed Business Combination.

Item 1.                                                         Security and Issuer

This statement on Schedule 13D relates to the Shares. The principal executive offices of Portugal Telecom, a company incorporated under the laws of the Portuguese Republic, are located at Av. Fontes Pereira de Melo, 40, 1069-300 Lisboa Codex, Portugal.  This Amendment reflects the expected effects of the Business Combination described in Items 4 and 6 below.

Schedule 13D

Item 2.                     Identity and Background

RS Holding.  The principal business of RS Holding is to be a holding company for the investments of the Reporting Persons.  RS Holding owns 66.6% of the capital stock of Ongoing.  RS Holding is a corporation organized under the laws of the Portuguese Republic, and its principal office is located at Rua Victor Cordon 19, 1200-042 Lisbon, Portugal.

Ongoing.  The principal business of Ongoing is to be a holding company for the investments of the Reporting Persons.  Ongoing owns 97.9% of the capital stock of Insight and 37.45% of the voting shares of Nivalis.  Ongoing is a corporation organized under the laws of the Portuguese Republic, and its principal office is located at Rua Victor Cordon 19, 1200-042 Lisbon, Portugal.

Insight. The principal business of Insight is to be a holding company for the investments of the Reporting Persons.  Insight holds 62.55% of the voting shares of Nivalis.  Insight is a corporation organized under the laws of the Portuguese Republic, and its principal office is located at Rua Victor Cordon 19, 1200-042 Lisbon, Portugal.

Nivalis. The principal business of Nivalis is to be a holding company for the investments of the Reporting Persons.  Nivalis holds 90,099,969 Shares.  Nivalis is a private limited liability company organized under the laws of The Netherlands, and its principal office is located at Herikerbergweg 238, 1101 CM Amsterdam, The Netherlands.

Mrs. Rocha dos Santos.  Mrs. Rocha dos Santos is a citizen of the Portuguese Republic.  Her business address is located at Avenida da República, No. 1910, Quinta Patiño, Alcabideche, Cascais, Portugal.  The principal occupation/employment of Mrs. Rocha dos Santos is entrepreneurship. She owns 70% of the outstanding capital stock of RS Holding.

Mr. Rocha dos Santos de Almeida e Vasconcellos.  Mr. Rocha dos Santos de Almeida e Vasconcellos is a citizen of the Portuguese Republic.  His business address is located at Av. das Nações Unidas 11 544 14º - 04578-907, São Paulo, Brazil.  The principal occupation of Mr. Rocha dos Santos de Almeida e Vasconcellos is to act as Chairman of the Boards of Directors of Rocha dos Santos Holding, SGPS, S.A. and Ongoing Strategy Investments, SGPS, S.A.  He is also a board member of Portugal Telecom.

Exhibit 2 hereto sets forth the (a) name, (b) residence or business address, (c) principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship of each of the directors and executive officers of the Reporting Entities.

During the past five (5) years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, the persons listed on Annex 2 hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Schedule 13D

Item 3.                     Source and Amount of Funds or Other Consideration

As reported in the Original Schedule 13D, on July 21, 2006, Ongoing entered into a master swap agreement and master confirmation with Credit Suisse International (the “Counterparty”) relating to certain share forward transactions in respect of Shares of Portugal Telecom (each a “Swap Transaction”). On July 26, 2006, a trade was made with the Counterparty under a Swap Transaction by which Ongoing received 22,560,000 Shares. For each Swap Transaction, Ongoing agreed to make all payments due in respect of the Shares by the earlier of (1) July 28, 2009 and (2) the date specified as a “Valuation Date” in a notice from Ongoing to the Counterparty; provided that such Valuation Date was no earlier than 15 business days after the effective date of such notice.  On May 27, 2011, Ongoing paid for the Shares received in the Swap Transaction with funds from working capital and financing sources.

Also, as reported in the Original Schedule 13D, on March 6, 2007 (the “March 6 Transaction”), Insight acquired 3,345,762 Shares for an average price per share of €9.64. Added to its holdings of Shares prior to the March 6 Transaction, Insight held an aggregate of 24,453,896 Shares, or 2.2% of the outstanding share capital, of Portugal Telecom. On March 9, 2007 (the “March 9 Transaction”), Insight acquired an additional 4,735,178 Shares for an average price per share of €9.81. These acquisitions were made in market purchases executed on the Euronext Lisbon stock exchange. Added to its holdings of Shares prior to the March 9 Transaction, Insight held an aggregate of 37,804,969 Shares, or 3.3% of the outstanding share capital of Portugal Telecom. Funds used by Insight to purchase the Shares described in this paragraph were from a €375.0 million financing agreement with Banco Comercial Português, S.A.

Following the repurchase of Shares by Portugal Telecom pursuant to its share buyback program that concluded on July 25, 2008, the percentage share of Ongoing and Insight in the outstanding share capital of Portugal Telecom increased from 5.5% to 6.74%.

On May 27, 2011, Nivalis acquired 29,695,000 Shares, or 3.31% of the outstanding share capital, of Portugal Telecom for an average price per share of €8.69. This acquisition was made through an over-the-counter transaction. Funds used by Nivalis to purchase the Shares were from working capital and financing sources. In addition, on May 27, 2011 Nivalis acquired 60,404,969 Shares, or 6.74% of the outstanding share capital, of Portugal Telecom as a result of contributions in kind made by Ongoing and Insight pursuant to an increase in share capital of Nivalis.

Item 4.                     Purpose of Transaction

In the Original Schedule 13D, the applicable Reporting Persons stated that they were increasing their ownership of Ordinary Shares to increase their influence over the corporate actions to be taken by PT but reserved the right, from time to time, to change their plans or intentions and take any and all actions that they deem appropriate to maximize the value of their investment in PT.

Currently, two non-executive members of the board of directors of the Issuer are affiliated with the Reporting Persons, Mr. Rocha dos Santos de Almeida e Vasconcellos and Mr. Rafael Luís Mora Funes, who is Vice Chairman of the Board of Directors and a Managing Director of RS Holding and Ongoing.

Schedule 13D

The Reporting Persons are filing this Amendment, in part, to report the participation of Nivalis, one of the Reporting Persons, in the Business Combination of Portugal Telecom, Oi and the Oi Holding Companies, which is described below.

Proposed Business Combination of Portugal Telecom and Oi

On October 1, 2013, Nivalis entered into the MOU with Portugal Telecom Oi, AG Telecom, LF Tel, PASA, EDSP75, Bratel and BES with respect to the Business Combination of Portugal Telecom, Oi and the Oi Holding Companies.  Portugal Telecom and Oi announced the Business Combination on October 2, 2013.

The Business Combination involves the combination of the business and affairs of Portugal Telecom and Oi, to be held by a single company, CorpCo, which will have a widely held shareholder base comprised of the shareholders of Portugal Telecom, TelPart and Oi, with the capital of CorpCo divided into a single series of common shares, which will be traded on BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the NYSE Euronext Lisbon and the New York Stock Exchange (“NYSE”), and will adhere to the rules of corporate governance of the Novo Mercado segment of BM&FBOVESPA.

The MOU will remain in effect until October 1, 2014 unless extended by the parties thereto.

Oi Capital Increase

As one step in the Business Combination, Oi proposes to undertake a capital increase in an amount estimated, as of the date of the MOU, to be approximately R$14.1 billion, with the approximate amount to be paid in cash of a minimum of R$7.0 billion, with the goal of reaching R$8.0 billion, and the approximate amount to be paid with assets of R$6.1 billion, to be conducted through the public issuance of common shares and preferred shares of Oi, preferentially in proportion to the current ratio between the issued and outstanding common and preferred shares of Oi (the “Oi Capital Increase”), it being agreed that, in order to respect the legal limit for division of capital between voting and non-voting shares (i.e., minimum of one-third of the shares entitled to vote and maximum of two-thirds of shares without voting rights), the number of issued shares of each type may be adjusted. The Oi Capital Increase will be subject to the full subscription of the minimum value of the portion to be paid up in cash and will be subject to certain conditions, as described below.

Portugal Telecom will subscribe for and purchase new Common Shares and preferred shares of Oi in the Oi Capital Increase.  The consideration to be given by Portugal Telecom for the new Common Shares and preferred shares that it purchases is expected to consist of the interests in the companies that hold all of (i) the operating assets of Portugal Telecom except interests held directly or indirectly in Oi and Contax Participações S.A. (“Contax”) and (ii) Portugal Telecom’s liabilities at the time of contribution (the “PT Assets”).  The equity value of the PT Assets is estimated to be in a range of values with a minimum of €1.9 billion and a maximum of €2.1 billion (the “Estimated Value of PT Assets”) (equivalent to R$5.8 billion to R$6.4 billion, respectively, based on the current rate of 3.0181 reais per Euro).  The final value of the PT Assets will be determined based on a valuation report to be submitted to an Extraordinary General Meeting of the holders of Common Shares of Oi, which report will indicate the values in reais of the PT Assets considering the exchange rate of Euros to reais on

Schedule 13D

the date of issuance of the valuation report.  If the valuation report assigns values on the date of its issuance lower in Euros than the Estimated Value of PT Assets, considering the conversion rate of Euros to reais on the date of its issuance, Portugal Telecom will have the right not to consummate the subscription of shares in the Oi Capital Increase and, consequently, the Business Combination.

The definitive agreements will provide that the Oi Capital Increase will be subject to the full subscription of the minimum value of the portion to be paid in cash.  The portion of the Oi Capital Increase to be paid in cash will have a settlement guarantee provided by a consortium of banks (the “Underwriters”), in accordance with the terms and conditions to be negotiated with the Underwriters in a separate instrument, subject to market conditions at the time and the necessary approvals of the Underwriters. Additionally, shareholders of TelPart and an investment vehicle managed by Banco BTG Pactual S.A. will subscribe approximately R$2.0 billion of the Oi Capital Increase.

The holders of Common Shares and preferred shares of Oi will have priority in the subscription of the Oi Capital Increase. TelPart, AG Telecom and LF Tel will assign all of their respective priority rights to Portugal Telecom free of charge.

Once the subscription period for the Oi Capital Increase is closed, Portugal Telecom may elect not to consummate the Business Combination and all other corporate transactions related to the Business Combination if the percentage of the participation of Portugal Telecom in CorpCo is equal to or less than 36.6% of the total capital of CorpCo on a fully diluted basis after giving effect to the merger of shares of Oi and CorpCo (as described below). Additionally, TelPart may elect not to consummate the Business Combination and all other corporate transactions related to the Business Combination if the percentage of the participation of Portugal Telecom in CorpCo is greater than 39.6% of the total capital of CorpCo on a fully diluted basis after giving effect to the merger of shares of Oi and CorpCo.

This Schedule 13D is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Corporate Reorganization of TelPart, AG Telecom, LF Tel and Bratel

As part of the Transaction, AG Telecom, LF Tel and TelPart will be capitalized with the resources needed to repay their indebtedness. AG Telecom and LF Tel will issue, and Portugal Telecom will subscribe for, debentures (i) convertible into shares of AG Telecom and LF Tel, in equal numbers, and (ii) exchangeable for preferred shares of Oi held by AG Telecom and LF Tel, in equal numbers, in an amount sufficient to pay all indebtedness of AG Telecom and LF Tel, including debt owed to the Banco Nacional de Desenvolvimento Econômico e Social — BNDES, the Brazilian national development bank (“BNDES”), and pay the subscription price for debentures issued by TelPart as described below.  TelPart will issue, and LF Tel and AG Telecom will subscribe, in the proportion of 50% (fifty percent) each, for convertible debentures issued by TelPart in an amount sufficient to pay the entire indebtedness of TelPart, including debt owed to BNDES.

Schedule 13D

Portugal Telecom’s obligation to pay for the debentures issued by AG Telecom and LF Tel to be subscribed by Portugal Telecom as described above, and the obligation of AG Telecom and LF Tel to pay for debentures issued by TelPart to be subscribed by AG Telecom and LF Tel as described above, are conditioned upon, and therefore will only occur after, the valid and final consummation of the Oi Capital Increase.  Portugal Telecom’s obligation to pay for the debentures issued by AG Telecom and LF Tel and AG Telecom’s and LF Tel’s obligation to pay for the debentures issued by TelPart will be guaranteed at the time of their respective subscription through a pledge of the following shares of Oi held by Portugal Telecom or AG Telecom and LF Tel, as appropriate:  (1) 252 million  shares of Oi, held by Portugal Telecom, to be pledged to AG Telecom and LF Tel, (2) 70 million shares of Oi, owned by AG Telecom, to be pledged to TelPart and (3) 70 million shares of Oi, held by LF Tel, to be pledged to TelPart.

In addition, AG Telecom and LF Tel and their holding companies PASA and EDSP75 will be reorganized through certain partial spin-offs and share exchanges (the “Share Exchanges”) in order to separate the assets not related to their direct or indirect shareholding in Oi, so that AG Telecom, LF Tel, Bratel and TelPart will not have assets or liabilities (or will have cash or cash equivalents equal to their respective liabilities), other than: (i) shares of TelPart and Oi, in the case of AG Telecom; (ii) shares of TelPart and Oi, in the case of LF Tel; (iii) shares of AG Telecom, LF Tel, TelPart and Oi, in the case of Bratel; and (iv) shares of Oi (and goodwill reserves relating to the investment in Oi), held directly or indirectly, in the case of TelPart.

The MOU provides that immediately after the capitalization and Share Exchanges described above, PASA will merge with and into AG Telecom, and EDSP75 will merge with and into LF Tel, and, subsequently, AG Telecom, LF Tel and Bratel will merge with and into TelPart. The shareholders of AG Telecom and LF Tel will receive, as a result of the mergers set forth herein, the shares held by AG Telecom and LF Tel in the capital of TelPart, in proportion to the respective number of shares they hold in the merged companies after the conversions and exchanges of debentures and Share Exchanges described above. Changes in the number of shares held in AG Telecom, PASA, LF Tel, EDSP75 and TelPart as a result of the conversions and exchanges of debentures, the Share Exchanges and these mergers, will not result in any transfer of control of such companies. After these conversions and exchanges of debentures, the Share Exchanges and these mergers, and, considering the shares of Oi directly and indirectly held by Portugal Telecom, excluding new shares subscribed to in the Oi Capital Increase, Portugal Telecom will be entitled to 554.47 million shares issued by CorpCo.

Listing of CorpCo on the Novo Mercado Segment

CorpCo will apply to be listed on the Novo Mercado segment of the BM&FBOVESPA, with the aim of strengthening its corporate governance through the adoption of a new management structure and corporate governance regime.

CorpCo will have a Board of Directors consisting of eleven (11) members and eleven (11) alternate members. Members of the Board of Directors of CorpCo to be elected in anticipation of the listing of CorpCo on the Novo Mercado segment and the Merger of Shares (as defined below) will have a term of three (3) years from their election or until the General Meeting of the shareholders of CorpCo to examine the financial statements of CorpCo for the third fiscal year ending after the close of the year in which the Merger of Shares occurs,

Schedule 13D

whichever occurs last. In order to facilitate the integration of Oi and Portugal Telecom, the Board of Directors of CorpCo shall initially consist of the following members: Alexandre Jereissati Legey, Amilcar Morais Pires, Fernando Magalhães Portella, Fernando Marques dos Santos, Henrique Manuel Fusco Granadeiro, José Maria Ricciardi, José Mauro Mettrau Carneiro da Cunha, Mr. Rocha dos Santos de Almeida e Vasconcellos, Rafael Luís Mora Funes, Renato Torres de Faria and Sergio Franklin Quintella.

Two of the initial members of the Board of Directors of CorpCo, Mr. Rocha dos Santos de Almeida e Vasconcellos and Mr. Mora Funes, are affiliated with the Reporting Persons.

The MOU provides that Mr. José Mauro Carneiro da Cunha Mettrau and Mr. Henrique Manuel Fusco Granadeiro will assume the positions of President and Vice-President, respectively, of the first Board of Directors of CorpCo and that Mr. Zeinal Bava, the current Chief Executive Officer of Oi and PT Portugal, will be the Chief Executive Officer of CorpCo and its subsidiaries.

Merger of Shares of Oi and CorpCo

As part of the Business Combination, and subject to the valid and final consummation of the Oi Capital Increase, Oi and CorpCo will convene shareholders meetings to consider a merger of shares (incorporação de ações), with a view to causing Oi to become a wholly owned subsidiary of CorpCo and to facilitate the migration of the shareholder base of Oi to CorpCo (the “Merger of Shares”). At the effective time of the Merger of Shares, CorpCo will have no assets or liabilities (or will have cash equivalent equal to its liabilities), other than the shares of Oi that it holds.

In the proposed Merger of Shares, holders of Oi Common Shares will receive one new common share issued by CorpCo in exchange for each Common Share of Oi that they hold, and holders of Oi preferred shares will receive one new common share issued by CorpCo in exchange for each 1.0857 preferred share of Oi that they hold. All ratios in the mergers that are part of the Business Combination were established based on market prices of the shares of Oi in a period of 30 days and considering the shares of Oi that the companies involved in the operation directly or indirectly hold, assuming that such companies will not hold any liabilities or assets (or will have cash or cash equivalents equal to their respective liabilities).

Merger of Portugal Telecom Into CorpCo

The MOU provides that Portugal Telecom will merge with and into CorpCo (the “Portugal Telecom Merger”). As a result of the proposed Portugal Telecom Merger, Portugal Telecom will cease to exist, and its assets will be transferred by operation of law to CorpCo. The Portugal Telecom Merger will be submitted to the General Meeting of shareholders of CorpCo for consideration in conjunction with the Merger of Shares. In addition, the Portugal Telecom Merger will be submitted for consideration to the General Meeting of shareholders of Portugal Telecom. At the time of the proposed Portugal Telecom Merger, Portugal Telecom will have no assets or liabilities (or will have cash and cash equivalents equal to its liabilities), other than, exclusively, the shares issued by CorpCo. In the proposed Portugal Telecom Merger, the shareholders of Portugal Telecom will receive a number of shares issued by CorpCo equivalent

Schedule 13D

to the number of shares of CorpCo that will be held by Portugal Telecom immediately prior to such merger and which will be cancelled due to the Portugal Telecom Merger.

Conditions to the Business Combination

In addition to the conditions described above, the consummation of the Business Combination, as well as all other corporate transactions linked to the Business Combination, are subject to the implementation of various conditions, including the approval of the transactions that may be agreed among the parties to the MOU by the competent governing bodies of each such party, the obtaining of legal and regulatory authorizations, consents of creditors and third parties, the valid and final consummation of the Oi Capital Increase, and the agreement of the parties to the definitive transaction agreements of the Business Combination. Subject to the fulfillment of conditions precedent that may be contractually established, all steps of the Business Combination will be undertaken as a single transaction to ensure their full implementation, which will be an essential condition for consummation of the Business Combination.

The public offering of shares in the Oi Capital Increase is subject to registration with the Comissão de Valores Mobiliários — CVM, the Brazilian securities commission (“CVM”). The issuance of shares in the Oi Capital Increase, the issuance of shares by CorpCo to Oi’s shareholders in the Merger of Shares, and the issuance of shares by CorpCo to Portugal Telecom’s shareholders in the Portugal Telecom Merger will require registration with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended, and may be subject to securities registration requirements in other jurisdictions.

The information set forth in Items 6 and 7 of this Schedule 13D is hereby incorporated by reference in this Item 4.

Item 5.                     Interest in Securities of the Issuer

Items 5(a) and 5(b)

The information set forth in Items 2 and 3 and on the cover page of this Schedule 13D for each Reporting Person are hereby incorporated by reference into this Item 5.  The percentages of the outstanding Shares set forth in this Item 5 and in the remainder of this Schedule 13D are based on the 896,512,000 outstanding Shares reported by Portugal Telecom in its Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 30, 2013.

The Reporting Persons, collectively, are the direct or indirect beneficial owners of an aggregate of 90,111,159 Shares, or 10.05% of the Shares. The Reporting Persons could be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Of these Shares, Nivalis holds directly 90,099,969 Shares, or 10.05% of the Shares.  Insight and Ongoing are the sole shareholders of Nivalis and hold 62.55% and 37.45%, respectively, of the voting shares of such company.  RS Holding is the majority shareholder of Ongoing.  Mrs. Rocha dos Santos is the majority shareholder of RS Holding.  Mrs. Rocha dos Santos and the Reporting Entities may be deemed to be the direct or indirect beneficial owners of the Shares held directly by Nivalis.

Schedule 13D

Mr. Rocha dos Santos de Almeida e Vasconcellos is the Chairman of the Board of Directors and Chief Executive Officer of RS Holding, Ongoing and Insight, is the son of Mrs. Rocha dos Santos and is a member of the Board of Directors of Portugal Telecom. Mr. Rocha dos Santos de Almeida e Vasconcellos holds directly 11,190 Shares. However, Mr. Rocha dos Santos de Almeida e Vasconcellos disclaims beneficial ownership of the Shares held directly by Nivalis.  The other Reporting Persons disclaim beneficial ownership of the Shares held directly by Mr. Rocha dos Santos de Almeida e Vasconcellos.

Item 5(c)

The Reporting Persons have not effected any transactions in the Shares during the 60 days prior to the filing of this Amendment.  With respect to earlier transactions in the Shares, the information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference.

Item 5(d)

No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Amendment.

Item 5(e)

Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Memorandum of Understanding Regarding Portugal Telecom and Oi

On October 1, 2013, Portugal Telecom entered into the MOU with Oi, AG Telecom, LF Tel, PASA, EDSP75, Bratel, BES and Nivalis with respect to the Business Combination of Portugal Telecom, Oi and the Oi Holding Companies.  The terms of the MOU are summarized under “Proposed Business Combination of Portugal Telecom and Oi” set forth in Item 4 of this Schedule 13D, which is hereby incorporated by reference into this Item 6.  The description of the MOU is a summary only and is qualified in its entirety by the terms of the MOU, which is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

Board Representation

The board of directors of Portugal Telecom is generally elected at a General Meeting of Shareholders from a slate proposed by certain of Portugal Telecom’s major shareholders in accordance with Portuguese law and practice.  Although there is no written agreement or understanding in effect with Portugal Telecom’s other shareholders, as a significant shareholder of Portugal Telecom, RS Holding and Ongoing have, in the past, consulted with other significant shareholders of Portugal Telecom in connection with the proposal of such slate. For example, the proposal for the members of the board elected in June 2007 was submitted by Ongoing and BES and Caixa Geral de Depósitos, S.A. (“Caixa”), and the proposal for the members of the board elected in April 2012 was submitted by RS Holding, BES and Caixa.  The board of directors of Portugal Telecom currently

Schedule 13D

includes two members affiliated with RS Holding and Ongoing:  Mr. Rocha dos Santos de Almeida e Vasconcellos and Mr. Mora Funes.

Item 7.                     Material to Be Filed as Exhibits

Exhibit 1                                               Joint Filing Agreement, dated November 6, 2013, among the Reporting Persons.

Exhibit 2                                               Directors and Executive Officers of the Reporting Entities.

Exhibit 3                                               Master Confirmation, dated 26 July 2006, between Credit Suisse International and Ongoing Strategy Investments - SGPS, S.A. (incorporated by reference to Exhibit 99.2 of the Original Schedule 13D filed by Ongoing and Mrs. Rocha dos Santos on April 4, 2007).

Exhibit 4                                               Memorandum of Understanding, dated as of October 1, 2013, among Portugal Telecom, Oi, AG Telecom, LF Tel, PASA, EDSP75, Bratel, BES and Nivalis (incorporated by reference to Exhibit 9 to the Statement on Schedule 13D/A filed on October 8, 2013 by Portugal Telecom, PT Portugal, SGPS, S.A., PT Comunicações, S.A., TMN — Telecomunicações Móveis Nacionais S.A., PT Móveis, SGPS, S.A., Bratel B.V. and Bratel).

Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Dated:  November 6, 2013

RS HOLDING, SGPS, S.A.

By:	/s/ Nuno Rocha dos Santos de Almeida e Vasconcellos
Name:	Nuno Rocha dos Santos de Almeida e Vasconcellos
Title:	Chairman & CEO

By:	/s/ Rafael Mora Funes
Name:	Rafael Mora Funes
Title:	Vice President

ONGOING STRATEGY INVESTMENTS, SGPS, S.A.

By:	/s/ Nuno Rocha dos Santos de Almeida e Vasconcellos
Name:	Nuno Rocha dos Santos de Almeida e Vasconcellos
Title:	Chairman & CEO

By:	/s/ Rafael Mora Funes
Name:	Rafael Mora Funes
Title:	Vice President

INSIGHT STRATEGIC INVESTMENTS, SGPS, S.A.

By:	/s/ Nuno Rocha dos Santos de Almeida e Vasconcellos
Name:	Nuno Rocha dos Santos de Almeida e Vasconcellos
Title:	Chairman & CEO

By:	/s/ Rafael Mora Funes
Name:	Rafael Mora Funes
Title:	Vice President

[Signature Page to Schedule 13D]

Schedule 13D

NIVALIS HOLDINGS BV

By: TMF Netherlands BV, as Sole Managing Director of Nivalis Holding BV

By:	/s/ J.C.W. van Burg
Name:	J.C.W. van Burg
Title:	Managing Director

By:	/s/ R.W. de Koning
Name:	R.W. de Koning
Title:	Managing Director

/s/ Isabel Maria Alves Rocha dos Santos
Isabel Maria Alves Rocha dos Santos

/s/ Nuno Rocha dos Santos de Almeida e Vasconcellos
Nuno Rocha dos Santos de Almeida e Vasconcellos

[Signature Page to Schedule 13D]